News Release

TRICAP RESTRUCTURING FUND ACQUIRES SHARES AND WARRANTS OF
STELCO INC.

Toronto CANADA, April 3, 2006 - Tricap Management Limited (“Tricap”) announced that it acquired, on March 31, 2006, 9,928,243 common shares of Stelco Inc. (“Stelco”) (TSX:STE) on behalf of the Tricap Restructuring Fund (the “Fund”), a co-investment fund comprised of institutional and other accredited investors. Tricap also acquired warrants entitling the holder to acquire an additional 128,774 common shares of Stelco. Tricap maintains control and direction over these securities (collectively, the “Stelco Equity Securities”), which are beneficially owned by the investors in the Fund. These common shares (including the common shares issuable upon exercise of the warrants) represent approximately 37.11% of the outstanding common shares of Stelco; and approximately 34.24% of the outstanding common shares of Stelco, assuming the common shares issuable upon exercise of all of the Stelco warrants were outstanding. In addition, Tricap also acquired US$21,340,000 principal amount of secured floating rate notes (“FRNs”) of Stelco on behalf of the Fund.

The Stelco Equity Securities and the FRNs were acquired by Tricap pursuant to a Third Amended and Restated Plan of Arrangement and Reorganization (the “Plan”) in respect of Stelco and certain of its subsidiaries under the Companies' Creditors Arrangement Act and the Canada Business Corporations Act. Under the Plan, Stelco distributed a total of 26,100,000 common shares, warrants exercisable for 2,269,600 common shares and US$235,070,000 principal amount of FRNs.

The Stelco Equity Securities acquired by Tricap include an aggregate of 6,174,014 common shares of Stelco, and warrants entitling the holder to acquire an additional 80,080 common shares of Stelco that are beneficially owned by Brookfield Asset Management (NYSE/TSX: BAM) and its affiliates and associates on a consolidated basis (“Brookfield”). The Stelco Equity Securities beneficially owned by Brookfield (including the common shares issuable upon exercise of the warrants) represent approximately 23.08% of the outstanding common shares of Stelco; and approximately 21.29% of the outstanding common shares of Stelco, assuming the common shares issuable upon exercise of all of the Stelco warrants were outstanding.

In accordance with the disclosure requirements of National Instrument 62-103, Tricap exercises control and direction over approximately 36.94% of the outstanding common shares of Stelco, assuming the common shares issuable upon the exercise of the Stelco warrants held by Tricap were outstanding, and Brookfield beneficially owns approximately 23% of the outstanding common shares, assuming the common shares issuable upon exercise of the Stelco warrants beneficially owned by Brookfield were outstanding.

Tricap holds the Stelco Equity Securities for investment purposes. Tricap will continue to review its investment alternatives and may acquire additional common shares or warrants of Stelco or may, subject to applicable securities laws, sell the shares or warrants it now holds in the open market or in privately negotiated transactions to one or more persons.

Tricap Management Ltd. was established by Brookfield Asset Management to provide a source of patient, long-term capital and strategic assistance to companies experiencing financial or operational difficulty and has invested and provided financing commitments totalling C$1.25 billion since its formation in 2001. With strong industry and financial management expertise, Tricap Management is well positioned to assist these companies in reaching their full potential.

Contacts:

Tricap Management Limited Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com

Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “will” “may” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the Stelco equity and other investments of Tricap Management Limited and Brookfield Asset Management to differ materially from anticipated future equity holdings expressed or implied by such forward-looking statements. Factors that could cause actual holdings to differ materially from those set forward in the forward looking statements include investment decisions based upon general economic conditions, interest and exchange rates, steel industry pricing and dynamics and other risks detailed from time to time in Tricap’s regulatory filings or Brookfield’s 40-F filed with the Securities and Exchange Commission. Neither Tricap, nor Brookfield undertakes any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.